Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HARA Flow Inc.
343 Soquel Avenue, #190
Santa Cruz, CA 95062
www.haraflow.com

Up to $1,070,000.00 in Non-Voting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HARA Flow Inc.
Address: 343 Soquel Avenue, #190, Santa Cruz, CA 95062
State of Incorporation: CA
Date Incorporated: January 17, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

All HARA owners have access to the HARA Woke Club. All owners (investors) in HARA have rights and access to the perks of the HARA Woke Club:

Lifetime Discount – You're an owner, so of course you don't order online and pay full price. You place your orders directly through our COO and will always receive a minimum 25% discount and up to 50%.

C Level Access – Every investor in HARA has direct access to our C level team. That's our CEO, COO, CMO, etc. You have great ideas or maybe concerns and our highest team wants to hear them.

VIP Events – HARA is more than just a CBD company, we are a media company. Creating great content requires great events. These events can include launch parties, video/photo shoots, festivals, training sessions, fashion shows, etc. Normally restricted to our staff and team, the HARA Woke Club will always get the invite.

Voting – The HARA Woke Club is the core of HARA. You are who we are trying to reach and we value your input. That's why we give you votes. You can help make decisions on product development, packaging, content and marketing campaigns.

Exclusive Clothing and Swag – We periodically create clothing and products exclusively for the HARA Woke Club. So don't be surprised if you open your mailbox sometimes to find some HARA that isn't available for sale anywhere.

Plus One – It's always more fun to be in a club with a friend. We are giving you a plus one. Give access to the HARA Woke Club to any person of your choosing.

In addition to the HARA Woke Club, enjoy these perks* of investing:

Early Bird

First 48 hours - Friends and Family Early Birds | 20% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

Volume

$200 | Owner Level Membership in HARA Woke Club

$500+ |Tier 1 perk – 30Ct Pack of HARA Vegan CBD Gummies

$1,000 | Tier 2 perk – Two HARA products of your Choice

$2,500+ | 5% bonus shares

$5,000+ |10% bonus shares

$20,000+ |20% bonus shares

*All perks occur after the offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

HARA Flow Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Non-Voting Common Stock at $2/ share, you will receive 220 shares of Non-Voting Common Stock, meaning you'll own 220 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

HARA Flow is a CBD lifestyle brand. Our focus is on premium organic ingredients that allow people to create freely, train intensely and balance health.

We launched our eCommerce store in April of 2018. Our main marketing tactic was the use of Instagram influencers. We utilized our already existing network of fitness influencers to kick off sales. Our brand stood out and continues to as we don't just white label bottles with sub par CBD. All of our packaging and branding is unique and custom.

Because we design all of our packaging, we have forged relationships directly with manufacturers in China. This allows us to get direct pricing and increase our margins up to 12%, when compared to the majority of CBD brands who white label. It also keeps our brand fresh and unique.

Our team has over 15 years of experience in the cannabis space. We leveraged our contacts in the industry to cut out CBD brokers. All of our CBD comes directly from the manufacturers, whom we know personally. We have been to the facilities and know the specifics of how they extract the CBD. We also monitor which hemp farms the bio mass for our CBD comes from. We only use hemp from organic farms that are licensed.

These relationships ensure we get the aboslute best pricing on CBD and that we know exactly where it comes from and how it was extracted. Quality ingredients is crucial to us.

We implement a triple testing policy. The CBD we buy is first tested by the manufacturing facility. We then test the CBD through a third party tester. And finally all of our end products are tested. We do not release any product that doesn not meet our standards.

The CBD industry in the beginning had many ups and downs as legislation was ironed out. Banking and merchant processing were challenging. However, even through the diversity and obstacles we maintained sales to continue our growth.

We currently have steady and reliable processing with Square and safe banking with Fresno First Bank. We also established a holding company that maintains a bank account with Chase to hold the company's assets.

Our 2018 sales (Arpil through December) were $179,360.08.

Our 2019 sales (YTD) are $174,333.43. It should be noted that we lost merchant processing for 3.5 months in 2019 when our processor failed a Visa audit. We were unable to process purchases through our website for that period of time.

While the loss in processing affected our bottom line immensely, we were able to continue the brand through our wholesale accounts. Our monthly sales have recovered since the processing outage and continue to grow.

We have invested heavily in one of the top SEO marketing services, Neal Patel's marketing team. Our goal is to be the top ranking CBD brand in the majority of the main search terms related to CBD within the next 3 months.

We are continuing to grow our Instagram influencer program with both low level ambassadors and major influencers.

We are pushing to the international market where CBD is still in its infancy. There is no saturation in many of these countries which allows us to establish ourselves early.

We are currently in Australia, Panama and Bermuda.

We currently have $500k+ in inventory.

Competitors and Industry

The CBD industry has a large amount of very small mom and pop brands. In the larger brand space we have identified a few competitors as our primary competition.

Pure Kana - Pure Kana has done a solid job at SEO and they rank high in many Google search terms. This drives a good amount of traffic to their site. While they have done good with this marketing we believe they lack in branding and quality control. Their products are clearly white labeled and lack originality in the packaging. White labeling also brings on the issue of quality control, everything is trusted to the white label facility.

MedTerra - MedTerra jumped out the gates with good distribution and wholesale. This allowed them to get into shops and stores fast. This gave them a competitive advantage in the beginning. However, as the CBD industry grows and more brands get exposure it will be hard for MedTerra to stand beside them. MedTerra lacks branding and they lack quality. Their products use CBD isolate (a type of CBD extract), this is less desired by the market which prefers a full spectrum CBD. MedTerra lacks a lifestyle behind the brand and their social media presence is lacking.

CBDistillery - CBDistillery was one of the original CBD brands. They built a large large eCommerce store with a lot of SKU's. They owned the online market in the beginning. They have also devoted a large budget to national marketing campaigns. However, CBDistillery has failed to adapt with the market as more solid brands are emerging. Their social media presence is lacking and their branding is weak and appear "cheap". As better produced brands gain the funding and capital to compete on the marketing playing field, CBDistillery will get overshadowed.

Current Stage and Roadmap

HARA Flow is fully established CBD brand. We have built a social media presence and lifestyle behind the brand.

We currently have 35 SKU's with a variety of CBD products and clothing. We have designs and formulations for a full skin care/beauty line and a pet line.

We have established supply chain direct with Chinese manufacturers. We do not use white label facilities, all our packaging is unique and custom.

We have direct contacts with hemp farms and CBD extraction facilities. We get the best pricing on top quality CBD.

We are building our distribution both nationally and internationally. We are working with a distributor in India and and a distributor in Kuwait. Both are looking to have exclusivity in distributing HARA in their resepective countries. These deals are anticipated to close in December 2019. We believe the minimum purchase quantity for year one will be $250k-500k in India and $100k in Kuwait. These numbers are based on other exclusivity contracts in the supplement industry for regions of similar size.

We are also speaking with distributors in South Korea, South Africa, Canada, Latin America and the EU.

We currently have designs and formulations to launch a skincare/beauty line and a pet line in the next 2 months.

We are heavily focused on SEO and ranking top 3 on the majority of the key Google search terms for CBD.

The Team

Officers and Directors

Name: Tate Howe

Tate Howe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, Director and Founder
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Operations, Wholesale/Distribution. Officers currently draw no salary from the company.

Other business experience in the past three years:

- **Employer:** Howe Consulting LLC
  Title: Owner
  Dates of Service: January 23, 2015 - January 01, 2019
  Responsibilities: Compliance management for cannabis businesses

Name: Broderick Shemansky

Broderick Shemansky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director and Founder
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Business oversight, marketing. Officers currently draw no salary from the company.

Other business experience in the past three years:

- **Employer:** Salus Zone
  Title: Owner
  Dates of Service: January 01, 2017 - March 01, 2019
  Responsibilities: Help to restructure personal mentality and instill comprehensive healthy lifestyle modifications in his clients.

Other business experience in the past three years:

- **Employer:** Myoblox
  Title: Head of Business Development
  Dates of Service: January 01, 2017 - March 01, 2018
  Responsibilities: Led organizational restructuring by creating new operational processes and functional frameworks to ensure accountability and clarity of outcomes across organization

Name: Sarah Drake

Sarah Drake's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO, Director and Founder
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Marketing, Design, Content. Officers currently draw no salary from the company.

Other business experience in the past three years:

- **Employer:** Myoblox
  Title: Social Media Manager
  Dates of Service: November 01, 2017 - March 01, 2018
  Responsibilities: • Managed all website development and social media marketing campaigns. • Implemented text marketing to collect sales of 50k direct to customer.

Other business experience in the past three years:

- **Employer:** Solidfit
  Title: Software Engineer Intern
  Dates of Service: May 01, 2017 - November 01, 2017
  Responsibilities: • Worked on portions of SaaS web app using HTML, CSS,

Angular and j Query. • Implemented front end web design for company's Wordpress website using HTML, CSS, PHP and jQuery.

Other business experience in the past three years:

- **Employer:** Orangetheory Fitness
  Title: Group Exercise Instructor
  Dates of Service: March 01, 2016 - January 01, 2017
  Responsibilities: Fitness trainer.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering non-voting common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in non-voting common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Non-Voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Limited Banking and Processing

CBD is a new and developing industry. In certain legislation it was classified as "cannabis" which led to limitations in banking and merchant processing for CBD related businesses. With bills like the Farm Bill making industrial hemp legal, regulations in banking are loosening. However, at this point in time many banking institutions and merchant processors have not started onboarding CBD businesses. This can make it tough for CBD businesses to have access to institutional loans and lines of credit.

FDA Still Researching CBD

The FDA at this time has only approved one CBD prescription drug for treating a rare form of epilepsy. Other than that they are still researching CBD and its effects on the body as well as cumulative exposure. Depending on the outcome of their research and any classification of CBD, it could limit how CBD is marketed and sold. For example, it could be potentially classified as a pharmaceutical drug by prescription only. Or on the other side it could be classified and regulated like a health supplement.

In the next 6 months there is a potential that we may merge with a public company. Should this merger occur we would become a publicly traded entity. There are potential benefits to you as a shareholder of HARA should this occur. There would be liquidity options for shares through sale on the public market. Our public valuation would likely be higher than it is presently. There are some things you should understand as well. The current ownership of HARA would not have 100% control. You should understand that while all owners of HARA would still be involved in the day to day operations and decisions for HARA, decisions could be made outside of their control that would affect HARA. Your shares in HARA would be reissued as public stock in the public entity. You should know that HARA would not own 100% of the public entity and that your shares would convert on a % basis of HARA's ownership. This means that you would not own the same % of the public entity that you did of HARA. For example, if you owned 10% of HARA pre merger, and post merger HARA owned 30% of the public company, you would then own 3% of the public company."

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tate Howe	2,050,833	Voting Common Stock	33.0
Broderick Shemansky	2,050,833	Voting Common Stock	33.0
Sarah Drake	2,050,833	Voting Common Stock	33.0

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 8,000,000 with a total of 6,152,499 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

In the next 6 months there is a potential that we may merge with a public company.

Should this merger occur we would become a publicly traded entity. There are potential benefits to you as a shareholder of HARA should this occur. There would be liquidity options for shares through sale on the public market. Our public valuation would likely be higher than it is presently.

There are some things you should understand as well. The current ownership of HARA would not have 100% control. You should understand that while all owners of HARA would still be involved in the day to day operations and decisions for HARA, decisions could be made outside of their control that would affect HARA.

Your shares in HARA would be reissued as public stock in the public entity. You should know that HARA would not own 100% of the public entity and that your shares would convert on a % basis of HARA's ownership. This means that you would not own the same % of the public entity that you did of HARA. For example, if you owned 10% of HARA pre merger, and post merger HARA owned 30% of the public company, you would then own 3% of the public company."

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 500,000
  Use of proceeds: Operations and jumpstarting the business
  Date: January 17, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,652,499
  Use of proceeds: Re-incorporating the company.
  Date: November 18, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Our sales are primarely through our eCommerce website. We originally used Shopify and are currently on Woocommerce. Our primary marketing is through social media influencers.

We also sell direct to some supplement shops at wholesale pricing.

In early 2019 our merchant processor failed a Visa ausit. This led to us not being able to process Visa payments for 4 months, about 90% of our transactions. During this period there were limited processor options for CBD businesses. In July, Square began processing for CBD and we switched to them. Since them our processing has been reliable.

In addition to losing sales for 4 months, that also led to us having to rebuild our social media marketing and momentum.

Historical results and cash flows:

Our sales and cash flows to this date have been hindered by the past state of the CBD industry. We have been limited where we can run marketing campaigns, we have been through 4 banks, through a 4 month processing black out and back and forth legislation. This has led to ups and downs in cash flow. However, we have remained profitable.

The CBD market is stabilizing. We are with a federally insured bank who has comitted to banking with CBD. We are processing with Square and they are committed to the CBD industry. Legislation is going through to make the CBD industry more clear and much easier.

As these things continue to happen our ability to market and sell increase. This means more consistent growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

HARA Flow was for the first 14 months of its existence, owner funded. In July of 2019 we took on a $100k loan. This is the only debt that we carry. The loan was for 12 months and interest only payments. We pay $1,250 per month in interest and on July 1, 2020 the principal is due.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

HARA is sustainable and able to grow slowly on our current sales and resources. However, the money from this campaign is critical to execute our plan for growth and expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Ou current sales and resources allow HARA to remain a profitable CBD company. HARA wishes to grow through brand expansion and vertical integration. To execute on those we will rely on the funds raised in this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raiesed the minimum we could continue operations as they are now with our current sales. We would not be able to execute our growth plan in the time frame we desire at the minimum raise.

This is based on our current fixed expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

We are planning on using the funds for marketing and growth. This would hopefully lead to increased sales and revenue allowing us to operate in perpituity. Our operating expenses will only increase as sales increase. There aren't any large investements in equipment or facilities that we need to make to allow for our planned growth. This means that the money raised can go directly to marketing and product expansion, leading to additional revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Not at this time.

Indebtedness

- **Creditor:** Jason and Valery Mattia
  Amount Owed: $100,000.00
  Interest Rate: 15.0%
  Maturity Date: July 01, 2020
  Payments are monthly and interest only.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,304,998.00

Valuation Details:

According to Arcview Market Research, the leading publisher of cannabis market research, the CBD market revenue is estimated to hit $20 billion by 2025. There has yet to be a brand to take a stronghold on the industry.

HARA has numerous strengths over competitors that put us in a position to become a premiere CBD brand:

- We do not rely on white labelers. The majority of CBD brands use a white labeler to fill and package their products. These brands are at the mercy of the white labelers pricing, sourcing of CBD and business practices. These brands have not developed direct relationships with manufacturers, hemp farms and CBD extraction facilities. That puts them in a vulnerable position. It also decreases their margins on their products. We estimate that we have increased our margins from 12-17% when compared to competitors using white labelers.

- HARA is more than a CBD product. We have built a lifestyle brand behind the products. HARA represents a lifestyle that people can align with. Our customers buy into the brand versus just buying a CBD product. This is why we have a 70% return customer rate. This also allows us to launch additional product lines that are consistent with the lifestyle brand but not CBD and market them easily to our customers.

- HARA has stayed on the forefront of trends in the industry to make sure our products and ingredients are always what the market is demanding. With 15 years experience in the cannabis industry we are directly in the loop with all research and development. Initially most CBD brands were using CBD isolate (extract isolated down to just the CBD cannabinoid). We saw the value in CBD combined with other cannabinoids and decided to use a full spectrum CBD (CBD dominant extract but includes other cannabinoids as well).

- HARA has started a big international push to markets that are still new to CBD. While most CBD brands fight for dominance in the USA, we will also assert ourself into international markets where we can gain early dominance. We have begun to distribute in India already. We are currently negotiating exclusivity contracts in India and Kuwait. Based on the supplement industry and regions of similar size, these exclusivity agreements should demand 1st year purchases of $500k and $100k annualy, respectively.

- With our direct connections to manufacturers, farms and facilities, we have a much larger margin than competitors. We currently have a 70% gross margin.

- We project 150% YoY growth

- Our founders have the marketing, design, business and direct cannabis industry experience to successfully oversee all aspects that will be required to build the dominant CBD brand.

- We had $354k in sales in 14 months of processing with just a $30k initial investment. This is indicative of our ability to scale, our customer retention and our margins.

Our present valuation is based on the above mentioned points. We have proven the ability to generate sales in the turbulent beginning of the CBD market. We have proven our ability to scale effectively on a low budget. Our brand, customer experience and support has been legitimized through our growth and customer retention. We have made a push to expand to international markets that are just starting to open up to CBD. We have solidified relationships with farms and processors of hemp and CBD to ensure the best prices on the highest quality CBD. Our supply chains to our hardware and packaging suppliers is direct, ensuring the lowest pricing.

On a conservative forecast, based on our anticipated 150% annual growth domestically. Within 3 years we will see domestic revenues of $5mil+. At our 70% gross margin, that is $3.5mil+ gross profit. In addition, we have already begun distribution in India with one of the largest supplement distributors in the Country. They are seeking an exclusivity contract which should exceed $1.5mil annually by year 3 (based on comparative exclusivity contracts in the fitness supplement space). With distributors in other countries, we are currently in negotiations with, we anticipate our international sales to exceed $5mil within the next 3 years. We have a 25-35% margin on distributor pricing, so expenses related to that $5mil would be $3.25 to $3.75m.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  60.0%
  Continue our aggressive SEO marketing with our current team (Neil Patel marketing). Increase backlinks. Instagram influencer budget.

- *Inventory*
  36.5%
  Initial purchase of CBD skin/beauty line.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  28.0%
  Add a full CBD skin/bath/beauty line, CBD Beverage and high MG CBD Oils. Tailor products specific to large distribution channels. Launch a full CBD pet line of 3-10 SKU's.

- *Marketing*
  25.0%
  Ramp up SEO and online marketing budget with expansion to additional markets ie. gaming, extreme sports, etc.

- *Company Employment*
  5.0%
  Hire experts in specific areas of marketing and distribution. Hire general staffing to assist with warehouse duties, shipping and production line.

- *Inventory*
  20.0%
  Order in larger quantities to lower costs. Maintain a higher inventory account to service large distribution accounts.

- *Operations*
  5.0%
  Lease a larger facility that would allow for warehousing, shipping and brand content creation.

- *Cannabis Brand Development*
  5.0%
  Begin to work on brand development into the Cannabis space. Designing packaging, formulating products.

- *Working Capital*
  8.5%
  Ongoing web development and day to day operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.haraflow.com (www.haraflow.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hara-flow

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HARA Flow Inc.

[See attached]

HARA FLOW, Inc.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 17, 2018) TO DECEMBER 31, 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Hara Flow, Inc.
Aptos, California

We have reviewed the accompanying financial statements of Hara Flow, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period ending December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

November 18, 2019
Los Angeles, California

Hara Flow, Inc.
BALANCE SHEET

As of		December 31, 2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	85,447
Total current assets		**85,447**
Total assets	$	**85,447**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Non-Current Liabilities:		
Total liabilities		**-**
STOCKHOLDERS' EQUITY		
Common Stock		100,000
Retained earnings/(Accumulated Deficit)		15,447
Less cost of treasury stock		(30,000)
Total stockholders' equity		**85,447**
Total liabilities and stockholders' equity	$	**85,447**

Hara Flow, Inc.
STATEMENTS OF OPERATIONS

Inception to		December 31, 2018
(USD $ in Dollars)		
Net revenue	$	179,360
Cost of goods sold		83,463
Gross profit		95,897
Operating expenses		
General and administrative		58,072
Sales and marketing		22,378
Total operating expenses		80,450
Operating income/(loss)		15,447
Interest expense		-
Income/(Loss) before provision for income taxes		15,447
Net income/(Net Loss)	$	**15,447**

Hara Flow, Inc.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For period from inception to December 31, 2018
(USD $ in Dollars)

(in thousands, $US)	Common Stock		Treasury stock		Retained earnings/(Accumulated Deficit)	Shareholder Equity
	Shares	Amount	Shares	Amount		
Inception date (January 17, 2018)	-	-	-	-	$ -	$ -
Net income/(loss)					$ 15,447	$ 15,447
Issuance of common stock	500,000	$ 100,000				$ 100,000
Treasury stock	(125,000)		125,000	(30,000)		$ (30,000)
Balance—December 31, 2018	375,000	$ 100,000	125,000	$ (30,000)	$ 15,447	$ 85,447

See accompanying notes to financial statements.

Hara Flow, Inc.
STATEMENTS OF CASH FLOWS

Inception to		December 31, 2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	15,447
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Net cash provided/(used) by operating activities		**15,447**
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash provided/(used) in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Repurchase of treasury stock		(30,000)
Issuance of common stock		100,000
Net cash provided/(used) by financing activities		**70,000**
Change in cash		85,447
Cash—beginning of year		-
Cash—end of year	$	**85,447**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Harry Flow Inc., formed on January 17, 2018 in the state of California. The financial statements of Hara Flow Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Aptos, California.

Our mission is to provide human beings with ultra-premium health supplements that facilitate the ability to live easily, effortlessly, and joyfully in a state of flow and balance. HARA is connectedness and the more connected we are to our personal health and wellness, the better we are able to heal ourselves and remain connected to our higher purpose. We offer a wide range of CBD products with the purest organic ingredients. CBD has so many uses and can benefit your health through internal homeostatic processes. CBD and other cannabinoids are derived from both cannabis plant and hemp.

Going Concern and Management's Plans

The Company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories primarily consist of our finished goods CBD products. The company has no inventory as of December 31, 2018.

Property and Equipment

Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018, the company has no property and equipment.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Ohio state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 18, 2019, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position.

This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3.   SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000,000 shares of our common stock with no par value. As of December 31, 2018, 500,000 shares of common stock were issued and outstanding.

4.   RELATED PARTIES

There are no related party transactions.

5.   COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

6.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 18, 2019, the date the financial statements were available to be issued.

On April 15, the company entered a commercial lease agreement with a certain landlord. The monthly rent is $1,371.5 and the lease expires after 1 year from the date commencement date on April 15, 2020.

On June 1, 2019 the company entered into $100,000 Note payable agreement, with interest rate of 15% per annum. The entire principle of note payable and accrued interest matures on May 15, 2020.

On November 18, 2019, the company amended its articles of incorporation. Per the amended articles of incorporation, the company is authorized to issue 10,000,000 shares, of which the total number of common voting stock shall be 8,000,000 shares, with no par value, and the total number of common non-voting stock shall be 2,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing   Get Funding   Sign In

This offering is not live or open to the public at this moment.

HARA Flow
Awaken your potential.



⊘ Website   📍 Santa Cruz, CA   E-COMMERCE   CONSUMER INTERNET

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	**$12.3M** Valuation
Equity Offering Type	**$200.00** Min. Investment

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

HARA is deeper than a catalog of CBD products. We have built a lifestyle brand that makes CBD fashionable to the masses. We promote fitness, creation and flow through the content we create. We follow that up by delivering the cleanest and purest CBD products available. Finally, HARA is customer driven on all levels; we create products we ourselves use, we disseminate education through clearly thought out content and follow it all up with premiere customer service. These key values are why 70% of our customers return.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Projected 150% YoY growth

- $354k revenue in 14 months of sales with only 30k initial investment

- We are more than a CBD product, we are a lifestyle brand and media company. We focus on content driven marketing to promote a lifestyle that HARA encompasses. This allows for diversification of products and lines beyond just CBD.



More than just equity:

Ownership Access to the exclusive HARA Woke Club

Become a HARA owner and confirm your place in the exclusive HARA Woke Club. All owners (investors) in HARA have rights and access to the perks of the HARA Woke Club:

✓ **Lifetime Discount -** You're an owner, so of course you don't order online and pay full price. You place your orders direct through our COO and will always receive a minimum 25% discount and up to 50%.

✓ **C Level Access -** Every investor in HARA has direct access to our C Level team. That's our CEO, COO, CMO, etc. You have great ideas or maybe concerns and our highest team wants to hear them.

- **VIP Events -** Hara is more than just a CBD company, we are a media company. Creating great content requires great events. These events can include launch parties, video/photo shoots, festivals, training sessions, fashion shows, etc. Normally restricted to our staff and team, the HARA Woke Club will always get the invite.

- **Voting -** The HARA Woke Club is the core of HARA. You are who we are trying to reach and we value your input. That's why we give you votes. You can help make decisions on product development, packaging, content and marketing campaigns.

- **Exclusive Clothing and Swag -** We periodically create clothing and products exclusively for the HARA Woke Club. So don't be surprised if you open your mailbox sometimes to find some HARA that isn't available for sale anywhere.

- **Plus One -** It's always more fun to be in a club with a friend. We are giving you a plus one. Give access to the HARA Woke Club to any person of your choosing.

In addition to the HARA Woke Club, enjoy these perks of investing:

Early Bird
- First 48 hours - Friends and Family Early Birds | 10% bonus shares
- Next 5 days - Early Bird Bonus | 5% bonus shares

Volume
- $200 - Owner Level Membership in HARA Woke Club
- $500+ Tier 1 perk – 30Ct Pack of HARA Vegan CBD Gummies
- $1,000 Tier 2 perk – Two HARA products of your Choice
- $2,500+ (Tier 3 perk - 5% bonus shares)
- $5,000+ (Tier 4 + 10% bonus shares)
- $20,000+ (Final Tier + 20% bonus shares)

*All perks occur after the offering is completed

OUR STORY

From top level athlete, to cancer survivor, to successful entrepreneur





"I met my wife Drizzy at the University of Iowa where I competed in gymnastics and she was a standout field hockey player. While there, I was diagnosed with cancer and it is believed that my cancer was caused by exposure to pesticides from neighboring farms. Fast forward through my battle with cancer-- chemotherapy and radiation-- I was given pill after pill to help with pain, nausea and so on... and my body continued rejecting the pharmaceuticals.

"It's a tough experience for a young man to go from top level collegiate athlete to cancer patient."

In the middle of my fight, Drizzy and I were introduced to CBD, a simple extract from a naturally growing plant which helps regulate many things that become extremely disrupted with chemotherapy such as as pain, mood, sleep, anxiety, appetite, memory, and so on. **As soon as I started taking CBD I found relief that the pharmaceuticals promised to give but didn't deliver upon.**

My fight with cancer left me knowing two things; the healing power of CBD and my desire to start a company built to help people."

- Brody Shemansky
Co-Founder and CEO



"Whether you're **training intensely**

*Whether you're **training intensely,** **creating freely,** or **expanding consciously,** proper supplementation with the most **diligently sourced ingredients** will **empower your quest for vitality.**"*

CBD for the masses...without cutting corners

During Brody's fight with cancer, CBD was not being marketed to or made available to the everyday person. It was a "fringe alternative remedy", being marketed to the holistic healing community. Mass education around the validity of CBD and its benefits has only recently begun to spread into more broad markets.

Yet, no company, until HARA has built a brand to speak to these people. The majority of CBD brands still take the holistic look and feel in their marketing and branding. And the ones who do try to go mainstream use the consumers lack of knowledge around CBD to cut corners when it comes to purity and quality.

We live in a time when people are sicker than ever. As innovation and growth boom, we are exposed to more toxins and radiation than ever before. And the only solution being presented to the everyday person is pharmaceuticals to treat the illnesses you develop.

CBD

VERSUS

PHARMACEUTICALS

COMPARING PLANT RELIEF TO LAB RELIEF





Non addictive.	15 million people in the US abuse pharmaceuticals.
ZERO deaths attributed to overdose.	22,400+ overdose deaths in the US annually.
Grows naturally from the ground.	Developed in a lab, for profit.
A political debate on its legality and ease of access.	An accepted BILLION DOLLAR industry with politicians in its pockets.

Source, Source, Source

Not just a product...a Lifestyle Brand

At HARA, using our first hand experiences. We set out to create a lifestyle brand around CBD. More than just a medicine bottle on a shelf. We want people to experience life with full energy, health and flow. So we created our company as consumers first.

We understand the confusion around CBD and health supplements in general. We have seen and experienced the explosion of fast money minded CBD companies capitalizing on the consumers lack of knowledge. We know what a CBD product should be.

Our answer is three fold:

1. **Create a brand over a product**. We promote a lifestyle that is complimented by CBD and proper supplementation. We want the consumer to buy into the lifestyle that we represent through the content we produce. The consumer will have a better overall experience and it allows us to expand the brand into other facets of the lifestyle versus a CBD product only company.
2. **Quality**. Our CEO found relief in CBD during his battle with cancer. Our mission is to provide this same relief to our customers. This mission is lost when quality ingredients are sacrificed for more profit or simplicity. All our products are100% Organic, Non GMO, triple tested and come from farms and facilities we personally know and trust.
3. **Education**. There is a lot of confusion in the world of CBD. What does it help? How does it work? What is proper dosing? How do I know if it's good quality? Etc...CBD is a new thing for the majority of the population and proper education is required. This is why we are consumer focused. We produce daily educational content through our social media platforms. We are accessible for questions or concerns through just about every communication platform out there, phone, text, email, social media, etc. Everyone has easy access to a real knowledgeable person who can answer their specific questions.

2. Quality. Our CEO found relief with CBD during his battle with cancer. We realize the impact that quality ingredients can have and the detriment that can occur when companies cut corners and fail to provide top notch product. We are customers first and we deliver products with the quality, potency, and

transparency that we would demand for ourselves and loved ones. All our products are100% Organic, Non GMO, triple tested and come from farms and facilities we personally know and trust.



We always third party test our products.
We never use solvents or other chemicals.
Scan for our full list of laboratory results.



3. **Marketing.** Our digital first, content stacking marketing approach increases our audience, reach and digital footprint. Creating an omnipresence on major social networks allows us to reach different users in different contexts. Using a pillar piece of content we can create digestible and educational material for each platform while maintaining a cohesive brand message.

With this strategy we have increased our reach, customer base, and influence



We are connected to our people.



HEMP GEMS
BRAIN SUPPORT CBD NOOTROPIC
20 MG CBD
FOCUS
COGNITION
MOOD BOOST
SHOP GEMS







CREATE DOPE CONTENT
SHARE ON SOCIAL
&
&
EARN MOOLA, PRODUCT, & JOIN EXCLUSIVE TEAM EVENTS





















well
@haraflow
@TIFFANYTVU
All @haraflow CBD products available!
@HARAFLOW
HEMP GEMS
HARA
HEALIXER
I LEGIT WAS A BOARDERLINE
INSOMNIAC
THAT MOMENT WHEN
My morning routine
@HARAFLOW

















THE MARKET

The CBD market is projected to reach $20B by 2024

CBD has taken the US by storm with incredible growth. People of all ages, fitness levels, health and economic status are quickly discovering the benefits of CBD. While HARA was born in fitness, HARA is isn't just for athletes and fitness gurus. HARA is a flow that everyone can experience and relate to. There is no end to the scope of our market. Through our social media influencers we can target specific types of customers with individualized messages and offers, thus broadening our reach while maintaining targeted messaging.



Cannabis Opportunity &
Fringe Markets
CBD
CBD Market Revenue
$1.4 billion | 2016
$20 billion | by 2025
Health and Fitness Market Revenue(Niche Target)
National: $35 billion.
Californa: $5 billion
Cannabis Market
California: $ 7.2 billion by 2024
National: $75.9 billion by 2025
Pet Food Market
National: $113.08 billion by 2025
Pet CBD market projected to be
the fastest growing CBD sector

Source

OUR TRACTION

With over 40 products already, we're self-starters and it's paid off

We launched April 9th, 2018 as a self-funded CBD company with a single SKU. Since then, we have employed an influencer marketing strategy that has proven to be quite effective. In less than two years, we have scaled to **40+ Sku's** and are now selling in 5 countries. Our customer service is top notch, we respond to customer questions or concerns usually within 45 minutes, any hour of the day. We boast a **70%+ return rate** of our customers and for good reason.



AWAKEN YOUR POTENTIAL
HARA
HARA



The CBD industry in the past months has finally gained acceptance in US banking and processing, but it wasn't always this way. Yet, even with 4 months of not being able to process credit card payments and jumping from bank to bank we have generated **$354k in sales in 14 months.**

WHAT WE DO

Our products and branding stand out in both looks and quality

We provide ultra-premium full-spectrum CBD products with a lifestyle emphasis. We provide the education, tools, and products to help people thrive, using cleaner, safer ingredients.







THC Free   **100% Organic**   **BPA Free**



Our Products

HARA Healixers

The Healixer is a staple of our product line. Simple, tasty and effective. The tinctures deliver CBD direct to the bloodstream from under the tongue.


HARA
ULTRA PREMIUM ORGANIC
HEALIXER
1000 mg CBD
zero thc
1 oz | 30 ml
HARA
PREMIUM ORGANIC
1000MG CBD

HARA Gummies

This is the first of several gummy products to come. Our high dose CBD gummies are a great and tasty way to get your CBD needs met in a convenient form. Each gummy is packed with 20 mg of CBD.


HARA
600 mg
CBD
GUMMIES

HARA Hemp Gems CBD + Nootropic Capsules

Our Hemp Gem's are a unique blend of ingredients that can help improve your mood, cognitive functioning, and feelings of well being. This is an amazing non-stim brain support supplement intended for everyday use.


HEMP GEMS
BRAIN SUPPORT CBD NOOTROPIC
NON-STIM
CREATIVE FLOW.
PRECISION FOCUS.
ENHANCED AWARENESS.
600
MG CBD
HARA
CBD
BRAIN POWER
LEVEL UP

HARA Clean Vaping

We have formulated the cleanest vape juice on the market. All of our vape products are high purity full spectrum CBD. We do NOT use cheap or harmful oils like propylene glycol, vegetable glycerin or vitamin e.


EVA
HARA

Lifestyle, Diversification, Vertical Integration...

HARA's business plan goes deeper than just a line of CBD products. We have a vision to grow beyond a company just trying to capitalize on the CBD boom. That's why our focus is on lifestyle branding, diversification and vertically integrating.

These three items will allow us to thrive on the public market and generate real value.

Our lifestyle branding brings the consumer into a family that has their best interests at heart, and in exchange they give us their trust. This trust allows us to diversify the brand into other lines and products outside of CBD.

By vertically integrating and controlling our supply chain we accomplish two critical pieces of the big puzzle. We can control our cost of raw goods and increase our margins. And we can control the quality of the ingredients we use.

Our first step in this vertical integration is by merging with a bulk CBD manufacturer. With top of the line equipment this manufacturer can increase CBD yields from hemp bio mass while also improving on the quality of the CBD produced. This gives us direct access to the best CBD and at a fraction of the price other brands pay for it. It additionally gives us another line of revenue through bulk CBD sales.

Worldwide distribution push

While we will continue to grow US sales, we have seen an opening in the CBD market that we have already begun to attack. We have teamed up with DC Sports Nutrition, an international distribution expert, to get our products not only available all over the world but the leading international brand. We currently have distribution in Bermuda, Kuwait, Panama and Australia. We are in talks with distributors in New Zealand, South Korea, all over the EU, all over Latin America and South Africa. We expect to be selling in those countries within the next 6 months.

We are projecting that our annual international distribution sales will exceed $5 million by 2022.



We see potential in building international distribution and are either in or soon to be in the following countries:


Bermuda


Australia


New Zealand


South Korea


Kuwait


Panama


Virgin Islands


South Africa

And many more...



THE VISION

New lines and exponential growth

New lines and exponential growth

HARA is ready to take off. We have already built out all the processes and plans to launch our growth. This includes formulations for new products, designs for subsidiary brands under HARA, partnerships for distribution, the acquisition of a manufacturing company and going public on the OTC.

In the next 1-12 months:
- Increase international distribution to 8+ countries
- Potentially list on the OTC
- Finish acquisition of bulk CBD Manufacturer
- Build out athleisure wear brand
- Launch first beverage
- Reach top 3 in specific Google keyword searches
- Surpass $300k in monthly sales
- Add on 10+ large social media influencers (2mil+ followings)
- Add on 50+ small to medium social media influencers (15k to 2mil followings)
- Launch a pet specific and beauty specific line under the HARA umbrella



OUR TEAM

For us, this is personal

Our CEO and Co-Founder, Brody Shemansky discovered CBD when fighting cancer in his 20s. During this fight with Cancer he discovered the healing power of CBD and his desire to start a company built to help people. Years later with, his

wife Drizzy, and business partner Tate, they would take those discoveries and start HARA Flow. Tate has a background in CBD and cannaboids and together they all have a big passion for health, fitness and healing. It became their mission to introduce the masses to CBD and its healing power.


SHARK TANK

WHY INVEST

Join our flow

Our team at HARA has spent the past 19 months navigating the ins and outs of this new CBD market. Using our knowledge in cannabis, marketing and business

we have not only dodged the pitfalls of a new startup, but also been able to manage all the unique problems the CBD industry brought (banking, processing, legislation, etc). We have managed to maintain growth and profitability when so many CBD companies were forced to shut their doors.



With the industry stabilizing in regards to banking, processing and legislation, HARA is in the best possible situation to take on the role as a top CBD brand in the USA and Internationally. Our supply chains are setup, tested and proven. Our formulas and proprietary CBD blends have been perfected. Our growth is continuous. Our next steps have been carefully planned out and are ready to be executed.

We just need you to join our family and invest in our growth. **With your help we can complete the next phases of our growth to establish ourselves as one of the top CBD brands.**

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Meet Our Team

Brody Shemansky

CEO, Director and Founder

CEO and Co Founder, Brody Shemansky discovered CBD when fighting cancer in his 20's. He found that above all the pills and medications he was given, CBD gave him a relief that none of them could. After beating Cancer, Brody got right back in the gym. He quickly regained muscle and strength, so much that he competed in Bodybuilding on a national level. Brody graduated from the University of Iowa and later continued his education at the University of Santa Clara where he attained his MBA. Brody is an athlete at heart and it translates to his business discipline. As a NCAA Division 1 gymnast Brody understands the effort needed to put forward to create success. On the business side Brody has spent over 5 years as an integral part of several companies, heading their growth. He held the position of COO for a fitness activewear company. He developed processes for the company that saved them time and money allowing them faster growth. Brody also was the head of business development for Myoblox, a fitness supplement company. Brody helped them expand their distribution and developed a comprehensive social media marketing campaign.

Sarah Drake

CMO, Director and Founder

Sarah, aka Drizzy, is the creative mind behind HARA. Her vision for the brand is directly translated in the forward facing packaging and content. Her creativity is complemented by her skillset in computer programming and design software. She can quickly take her visions and make them a usable design. Drizzy was a standout collegiate field hockey player at the University of Iowa. While there she started in her design path and bringing her creativity to life. Drizzy has continued to hone her design skills. She has mastered the Adobe design software stack. Drizzy also attended programming school where she became a full stack developer. With these skills Drizzy's technical ability now matches her creative ability. Her beautiful mind is seen in all things HARA. Drizzy has been in the fitness industry for over 10 years and is a well known influencer in the space. She made a career of marketing her brand and knowledge through various channels. The experience she gained through this got her the role of head of marketing at several startups. Including a cannabis vape company. She now puts this talent to use to help grow HARA over numerous platforms. Drizzy can conceptualize the creative, bring it to life and distribute it through the necessary marketing channels.

Tate Howe

COO, Director and Founder

As HARA's COO, Tate combines his vast knowledge of the cannabis industry with his experience in building businesses to keep the operations at HARA efficient and on track. Tate has always been an entrepreneur at heart starting numerous companies and growing them from concept to profitability. In 2014, Tate co-founded a direct mail marketing company aimed at keeping SMB's in compliance will all state and federal requirements. The business took off and reached $3mil in annual revenue after just two years. The service was turned into a software which he launched at TechCrunch NYC. Tate spun the business to focus fully on cannabis compliance. He worked with growers, distributors and retailers to ensure they maintained compliance on all levels. Through this work Tate took on roles within cannabis businesses, to include managing the business side of a 2 acre permitted cultivation. Tate invested in cannabis operations in southern Oregon. The contacts he made through this investment have led to HARA's ability to source the highest quality CBD direct from farms and manufacturers. He also learned the ins and outs of cannabis extracts (including CBD) and how to work with them and mix them.

Offering Summary

Company : HARA Flow Inc.

Corporate Address : 343 Soquel Avenue, #190, Santa Cruz, CA 95062

Offering Minimum : $10,000.00

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $200.00

Terms

Offering Type : Equity

Security Name : Non-Voting Common Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 535,000

Price per Share : $2.00

Pre-Money Valuation : $12,304,998.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

All HARA owners have access to the HARA Woke Club. All owners (investors) in HARA have rights and access to the perks of the HARA Woke Club:

Lifetime Discount – You're an owner, so of course you don't order online and pay full price. You place your orders directly through our COO and will always receive a minimum 25% discount and up to 50%.

C Level Access – Every investor in HARA has direct access to our C level team. That's our CEO, COO, CMO, etc. You have great ideas or maybe concerns and our highest team wants to hear them.

VIP Events – HARA is more than just a CBD company, we are a media company. Creating great content requires great events. These events can include launch parties, video/photo shoots, festivals, training sessions, fashion shows, etc. Normally restricted to our staff and team, the HARA Woke Club will always get the invite.

Voting – The HARA Woke Club is the core of HARA. You are who we are trying to reach and we value your input. That's why we give you votes. You can help make decisions on product development, packaging, content and marketing campaigns.

Exclusive Clothing and Swag – We periodically create clothing and products exclusively for the HARA Woke Club. So don't be surprised if you open your mailbox sometimes to find some HARA that isn't available for sale anywhere.

Plus One – It's always more fun to be in a club with a friend. We are giving you a plus one. Give access to the HARA Woke Club to any person of your choosing.

In addition to the HARA Woke Club, enjoy these perks* of investing:

Early Bird

First 48 hours - Friends and Family Early Birds | 10% bonus shares

Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$200 | Owner Level Membership in HARA Woke Club

$500+ |Tier 1 perk – 30Ct Pack of HARA Vegan CBD Gummies

$1,000 | Tier 2 perk – Two HARA products of your Choice

$2,500+ | 5% bonus shares

$5,000+ |10% bonus shares

$20,000+ | 20% bonus shares

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

HARA Flow Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 200 shares of Non-Voting Common Stock at $2/ share, you will receive 220 shares of Non-Voting Common Stock, meaning you'll own 220 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow HARA Flow to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

HARA FLOW, INC.

The undersigned, Broderick Shemansky and Tate J. Howe, hereby certify as follows:

A. They are the President and Secretary, respectively of HARA FLOW, INC., a California corporation (this "Corporation").

B. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the Board of Directors.

C. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is five hundred thousand (500,000). The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

D. The Articles of Incorporation of this Corporation are amended and restated in their entirety to read as follows:

ARTICLE I

The name of this corporation is HARA FLOW, INC.

ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

This corporation is authorized to issue two classes of stock to be designated "Common Voting Stock" and "Common Non-Voting Stock". The total number of shares which this corporation is authorized to issue is ten million (10,000,000), of which the total number of Common Voting Stock shall be eight million (8,000,000), with no par value, and the total number of Common Non-Voting Stock shall be two million (2,000,000), with no par value.

ARTICLE IV

Section 1.   The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law.

Section 2.   This Corporation is authorized to indemnify the directors and officers of this corporation to the fullest extent permissible under California Law.

We further declare under penalty of perjury the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

IN WITNESS WHEREOF, the undersigned have executed these Amended and Restated Articles of Incorporation on this 18th day of November, 2019.



_____
Broderick Shemansky, President



_____
Tate J. Howe, Secretary